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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
       13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (Amendment No. 1)(1)

                           RSL COMMUNICATIONS, LTD.
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                               (Name of Issuer)

              CLASS A COMMON SHARES, PAR VALUE $.00457 PER SHARE
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                        (Title of Class of Securities)

                                  G7702U 10 2
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                                (CUSIP Number)

                               Leonard A. Lauder
                      c/o The Estee Lauder Companies Inc.
                               767 Fifth Avenue
                           New York, New York 10153
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 23, 1998
                     (Date of Event which Requires Filing
                              of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) OR 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                                 (Page 1 of 4)

---------------------------------
(1)
         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).


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                                 SCHEDULE 13D

Cusip No. G7702U 10 2                                              Page 2 of  4
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    1           NAME OF REPORTING PERSON

                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Leonard A. Lauder
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    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                         (b) |X|
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    3           SEC USE ONLY

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    4           SOURCE OF FUNDS*

                    OO (See Item 3.)
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    5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
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    6           CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.
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      NUMBER OF        7         SOLE VOTING POWER

       SHARES                       3,006,895 (See Item 5.)
                     -----------------------------------------------------------
    BENEFICIALLY       8         SHARED VOTING POWER

      OWNED BY                      2,726,735 (See Item 5.)
                     -----------------------------------------------------------
        EACH           9         SOLE DISPOSITIVE POWER

      REPORTING                     3,006,895 (See Item 5.)
                     -----------------------------------------------------------
       PERSON         10         SHARED DISPOSITIVE POWER

       WITH                         2,726,735 (See Item 5.)
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    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,733,630 (See Item 5.)
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    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
                                                                             |_|
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    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                17.8%
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    14          TYPE OF REPORTING PERSON*

                      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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This Amendment No. 1 amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on May 5, 1998 (the "Schedule 13D"). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         On December 23, 1998, R.S. Lauder, Gaspar & Co., L.P. ("RSLAG"), a Delaware limited partnership, of which the Reporting Person and certain of the entities referred to in Item 5 below are limited partners, distributed 261,407 shares of Class B Common Stock to its partners on a pro-rata basis (the "RSLAG Distribution"). No cash or other consideration was paid by the recipients of the shares in connection with the RSLAG Distribution. Leonard A. Lauder had previously included all of the shares of Class B Common Stock owned by RSLAG in his Schedule 13D.

         On December 24, 1998, Lauder Gaspar Ventures LLC ("LGV"), a New York limited liability company, of which the Reporting Person is a member, distributed 909,090 shares of Class B Common Stock to its members on a pro-rata basis (the "LGV Distribution," and together with the RSLAG Distribution, the "Distributions"). No cash or other consideration was paid by the recipients of the shares in connection with the LGV Distribution. Leonard
A. Lauder had previously included all of the shares of Class B Common Stock owned by LGV in his Schedule 13D.

Item 4.  Purpose of Transaction.

         Pursuant to the liquidation of each of RSLAG and LGV, the shares of Class B Common Stock were distributed on a pro-rata basis to LGV's members and RSLAG's limited partners, respectively. Such shares are held by the members and limited partners for investment purposes. The members and the limited partners do not have any present plans or intentions which relate to or would result in any of the transactions described in subsections (a) through (j) inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, the Reporting Person beneficially owned 5,733,176 shares of the Issuer's Class B Common Stock (which consists of (i) 2,196,558 shares of Class B Common Stock held directly by the Reporting Person prior to the Distributions and 461,498 additional shares of Class B Common Stock held directly by the Reporting Person as a result of the Distributions,
(ii) 907,290 shares of Class B Common Stock owned by LWG Family Partners, L.P., a partnership whose managing partner is a corporation which is one-third owned by the Reporting Person, (iii) 1,814,579 shares of Class B Common Stock held by EL/RSLG Media, Inc., of which The 1995 Estee Lauder LAL Trust owns 50% (and of which Trust, the Reporting Person is a trustee and the beneficiary),
(iv) 4,866 shares of Class B Common Stock owned by the Reporting Person's spouse and (v) 348,385 shares of Class B Common Stock owned by LAL Family Partners, L.P., of which the Reporting Person is a general partner) and 454 shares of the Issuer's Class A Common Stock issuable upon the exercise of options. This


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represents 17.8% of the outstanding Class A Common Stock, assuming that only
Mr. Lauder and the entities referred to above converted their shares of Class B Common Stock into shares of Class A Common Stock and Mr. Lauder exercised his option to purchase shares of Class A Common Stock, based on 26,512,548 shares of Class A Common Stock outstanding as reported by the Issuer.

         Each share of Class B Common Stock is convertible into one share of Class A Common Stock. Mr. Lauder disclaims beneficial ownership of some of the shares owned by EL/RSLG Media, Inc. and LWG Family Partners, L.P. and all of the shares owned by his spouse.

         (b) Mr. Lauder has the sole power to vote or dispose of an aggregate of 3,006,895 shares of Class A Common Stock and Class B Common Stock, which includes his power to vote or dispose of the shares of Class B Common Stock held by LAL Family Partners, L.P.

         (d) The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 1,814,579 shares of Class B Common Stock owned by EL/RSLG Media, Inc.: (i) each of Ronald S. Lauder, Richard D. Parsons and Ira T. Wender, as co-trustees of, and Ronald S. Lauder as beneficiary of, The 1995 Estee Lauder RSL Trust and (ii) each of Leonard A. Lauder, Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of, and Leonard A. Lauder, as beneficiary of, The 1995 Estee Lauder LAL Trust.

         Each of the managing general partner and other partners of LWG Family Partners, L.P. have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 907,290 shares of Class B Common Stock owned by LWG Family Partners, L.P.

                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated: December 30, 1998

                                                By /s/ Leonard A. Lauder
                                                   ----------------------------
                                                   Leonard A. Lauder


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